Law Offices Of Michael H. Hoffman, P.A.

9116 Byron Avenue
Miami, Florida  33154
Tel:  (786) 280-7575
Fax:  (509) 562-3211
Email: michael@mySEClawyer.com

May 8, 2008

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C.  20549

Re:  Dragon’s Lair Holdings, Inc. - Form S-1 Registration Statement

Dear Sir or Madam:

Enclosed herewith for filing please find the Form S-1 Registration Statement of Dragon’s Lair Holdings, Inc., a Florida corporation.  This Registration Statement is being filed to register 50,000 shares of Series A Convertible Preferred Stock, par value $.001 per share, and 13,000,000 shares of common stock, no par value, that may be acquired upon the conversion of the shares of preferred stock into common stock.

The registration fee in the amount of $19.65 has been wired to Securities and Exchange Commission’s account.

Please feel free to contact the undersigned at (786) 280-7575, if you have any comments or questions regarding the foregoing.

Sincerely,

LAW OFFICES OF
MICHAEL H. HOFFMAN, P.A.

/s/ Michael H. Hoffman
Michael H. Hoffman
Attorney At Law

Enclosure